SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	Notice regarding Completion of Share Repurchase
2.	Notice regarding Cancellation of Own Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 2, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Notice regarding Completion of Share Repurchase

TOKYO, Japa-March 2, 2026-ORIX Corporation (“ORIX”) hereby announces that the share repurchase resolved at its Board of Directors meeting held on May 12, 2025 and November 12, 2025 pursuant to the provision of its Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, has been completed as follows.

Progress of the repurchase in February 2026

1.	Class of shares repurchased	Common shares
2.	Total number of shares repurchased	4,181,800 shares
3.	Total purchase price of shares repurchased	JPY 21,915,348,200
4.	Repurchase period	February 1, 2026 – February 27, 2026
5.	Method of share repurchase	Market purchases based on a discretionary dealing contract regarding repurchase of own shares

Cumulative repurchases through February 27, 2026

1.	Total number of shares repurchased	38,206,600 shares
2.	Total purchase price of shares repurchase	JPY 149,999,979,400

(Reference) Details of the resolution with respect to share repurchase reached at the Board of Directors meeting held on May 12, 2025 and November 12, 2025

1.	Class of shares to be repurchased	Common shares
2.	Total number of shares	Up to 60,000,000 shares (approx. 5.4% of the total outstanding shares (excluding treasury shares))
3.	Total purchase price of shares to be repurchased	Up to 150 billion yen
4.	Repurchase period	From May 19, 2025 to March 31, 2026
5.	Method of share repurchase	Market purchases based on a discretionary dealing contract regarding repurchase of own shares

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Notice regarding Cancellation of Own Shares

TOKYO, Japan-March 2, 2026-ORIX Corporation (“ORIX”) hereby announces that it has decided to cancel its own shares on February 27, 2026, in accordance with Article 178 of the Companies Act, as described below.

1.	Class of shares to be cancelled	Common shares
2.	Number of shares to be cancelled	38,855,620 shares
3.	Scheduled cancellation date	March 10, 2026

(Reference)

Policies for Share Cancellation

At the Board of Directors meeting held on May 12, 2025, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall limit its total holdings of its own shares to an amount equal to 2% of its total number of issued shares and shall cancel any shares exceeding such amount.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.